Exhibit 99.1

Sogou Announces Second Quarter 2019 Results

BEIJING, China, August 5, 2019 — Sogou Inc. (NYSE: SOGO) (“Sogou” or “the Company”), an innovator in search and a leader in China’s internet industry, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Highlights

•                      Total revenues1 were $303.6 million, a 1% increase year-over-year, or an 8% increase in RMB terms.

•                      Net income attributable to Sogou Inc. was $21.3 million. Non-GAAP2 net income attributable to Sogou Inc. was $27.8 million.

•                      Sogou Mobile Keyboard had 453 million DAUs (daily average users), up 17% year-over-year. As China’s largest voice app, it processed up to 680 million daily voice requests.

“During the second quarter, our business maintained steady growth and we made important progress in key areas,” said Xiaochuan Wang, CEO of Sogou. “Search revenues continued to grow faster than the industry average.  At the same time, by leveraging the large user bases for both Search and Mobile Keyboard, we have gradually built up our big data and recommendation service at a company level and are focusing on unlocking its commercial value.”

Mr. Wang added, “We also geared up our efforts to drive innovation in language-centric AI technologies and continued to advance our leadership in voice and computer vision. Moreover, leveraging our core AI capabilities, we made significant progress in upgrading the smart hardware business, with new AI-enabled products launched and more in the pipeline. Going forward, we believe the steady growth in our core search business, coupled with the solid progress in the big data and recommendation service and smart hardware, will support sustainable expansion across our businesses.”

Joe Zhou, CFO of Sogou, said, “We continued to drive top line growth during the second quarter. Notably, revenues generated from the big data and recommendation service ramped up quickly year-over-year.  Although we anticipate the external environment will remain challenging in the second half of 2019, we expect to experience positive momentum from our new growth drivers.”

Second Quarter 2019 Financial Results

Total revenues were $303.6 million, a 1% increase year-over-year.

•                      Search and search-related revenues were $276.2 million, a 2% increase year-over-year. The increase was primarily due to growth in auction-based pay-for-click services. Auction-based pay-for-click services accounted for 88.2% of search and search-related revenues, compared to 84.7% in the corresponding period in 2018.

•                      Other revenues were $27.5 million, a 11% decrease year-over-year. The decrease was primarily due to lower sales of smart hardware products as a result of the Company’s continued efforts to upgrade its smart hardware strategy.

Cost of revenues was $195.9 million, a 9% increase year-over-year. Traffic acquisition cost, a primary driver of cost of revenues, was $146.3 million, an 8% increase year-over-year, representing 48.2% of total revenues, compared to 45.0% in the corresponding period in 2018. The increase was driven by price inflation.

Gross profit was $107.8 million, an 11% decrease year-over-year. Non-GAAP gross profit was $107.9 million, a 12% decrease year-over-year.

Total operating expenses were $96.1 million, largely flat year-over-year.

•                      Research and development expenses were $50.6 million, a 10% decrease year-over-year, representing 16.7% of total revenues, compared to 18.7% in the corresponding period in 2018. The decrease was primarily due to a decrease in professional fees.

•                      Sales and marketing expenses were $36.7 million, an 8% increase year-over-year, representing 12.1% of total revenues, compared to 11.2% in the corresponding period in 2018. The increase was primarily attributable to an increase in personnel-related expenses.

•                      General and administrative expenses were $8.8 million, a 31% increase year-over-year, representing 2.9% of total revenues, compared to 2.2% in the corresponding period in 2018. The increase was primarily due to an increase in expenses related to non-core business initiatives.

Operating income was $11.6 million, compared to operating income of $24.8 million in the corresponding period in 2018. Non-GAAP operating income was $18.1 million, compared to non-GAAP operating income of $29.9 million in the corresponding period in 2018.

Other income, net was $4.2 million, compared to $3.4 million in the corresponding period in 2018.

Income tax benefit was $1.4 million, compared to income tax expense of $3.0 million in the corresponding period of 2018. The income tax benefit resulted from a tax filing adjustment of income tax expense previously  recognized, which was due to a reduction in taxable income related to Chinese government initiatives to encourage investment in R&D.

Net income attributable to Sogou Inc. was $21.3 million, compared to net income of $33.2 million in the corresponding period in 2018. Non-GAAP net income attributable to Sogou Inc. was $27.8 million, compared to net income of $38.2 million in the corresponding period in 2018.

Basic and diluted earnings per ADS were $0.05. Non-GAAP basic and diluted earnings per ADS were $0.07.

As of June 30, 2019, the Company had cash and cash equivalents and short-term investments of $1.1 billion, compared with $1.0 billion as of December 31, 2018. Net operating cash inflow for the second quarter of 2019 was $56.2 million. Capital expenditures for the second quarter of 2019 were $12.1 million.

1 On a constant currency (non-GAAP) basis, if the exchange rate in the second quarter of 2019 had been the same as it was in the second quarter of 2018, or RMB 6.38=$1.00, total revenues in the second quarter of 2019 would have been 324.3 million, or $20.7 million more than GAAP total revenues, and up 8% year-over-year.

2 Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Recent Development

Sogou today announced that on August 3, 2019, its Board of Directors authorized a share repurchase program of up to US$50 million of the outstanding American depositary shares, or ADSs, of Sogou over the next twelve months. The ADSs may be purchased from time to time at management’s discretion at prevailing market prices in accordance with Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934. Sogou’s management will determine the timing and amount of any purchases of Sogou ADSs based on their evaluation of market conditions, the trading price of Sogou’s ADSs and other factors. The purchase program may be suspended or discontinued at any time. The Company plans to fund repurchases from its existing cash balance.

Business Outlook

For the third quarter of 2019, Sogou expects total revenues to be in the range $304 million to $314 million, representing a 10% to 14% increase year-over-year, or an 11% to 15% increase year-over-year in RMB terms.

For the third quarter 2019 guidance, the Company has adopted a presumed exchange rate of RMB6.90 = $1.00, as compared with the actual exchange rate of approximately RMB6.81 = $1.00 for the third quarter of 2018, and RMB6.82 = $1.00 for the second quarter of 2019.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Sogou’s management uses non-GAAP measures of gross profit, gross margin, and net income that are adjusted from results based on GAAP to exclude the impact of share-based awards. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sogou’s management believes that excluding share-based compensation expense is useful for management’s internal operating purposes and for investors. The amount of share-based compensation expense cannot be anticipated by management, and this is not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Sogou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve subsequent cash outflow, Sogou does not factor in this expense when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the Company’s monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on these non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sogou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, gross margin, and net income measures that exclude share-based compensation expense is that share-based compensation expense has been and is likely to continue to be a significant recurring expense in the Company’s business. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sogou’s next quarterly earnings announcement. However, Sogou reserves the right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sogou’s and Sogou management’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates, and projections, which involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, intense competition in the market for search and search-related services; our need to continually innovate and adapt in order to grow our business; our reliance on Tencent platforms for a significant portion of our user traffic; and uncertainty regarding the extent and reach of PRC governmental regulation of sponsored search. Further information regarding these and other risks is included in Sogou’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on March 28, 2019, and other documents Sogou files with or submits to the Securities and Exchange Commission.

Conference Call and Webcast

Sogou’s management team will host a conference call at 7:30 am U.S. Eastern Time, (7:30 pm Beijing/Hong Kong time) on August 5, 2019, following this announcement of quarterly results.

The dial-in details for the live conference call are:

U.S. Toll Free:	+1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Hong Kong Local Toll:	+852-580-81995
International:	+1-412-317-6061
Passcode:	9898839

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Sogou Inc. call and provide the passcode.

A replay of the conference call may be accessed by phone at the following number until August 12, 2019:

International:	+1-412-317-0088
Passcode:	10133541

A live webcast and archive of the conference call will be available on the Investor Relations section of Sogou’s website at http://ir.sogou.com.

About Sogou

Sogou Inc. (NYSE: SOGO) is an innovator in search and a leader in China’s internet industry. With a mission to make it easy to communicate and get information, Sogou has grown to become the second largest search engine by mobile queries and the fourth largest internet company by MAU in China. Sogou has a wide range of innovative products and services including the Sogou Input Method, which is the largest Chinese language input software for both mobile and PC. Sogou is also at the forefront of AI development and has made significant breakthroughs in voice and image technologies, machine translation, and Q&A, which have been successfully integrated into our products and services.

For investor enquiries, please contact:

Jessie Zheng

Sogou Investor Relations

Tel: +86 10 5689 8068

Email: ir@sogou-inc.com

For media enquiries, please contact:

Rachael Layfield

Brunswick Group

Tel: +86 10 5960-8600

Email: sogou@brunswickgroup.com

SOGOU INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Jun. 30, 2019	Mar. 31, 2019	Jun. 30, 2018
Revenues:
Search and search-related advertising revenues	$276,152	$234,177	$270,622
Other revenues	27,464	18,545	30,794
Total revenues	303,616	252,722	301,416
Cost of revenues (1)	195,863	184,654	179,749
Gross profit	107,753	68,068	121,667
Operating expenses:
Research and development (1)	50,609	41,037	56,223
Sales and marketing (1)	36,664	29,196	33,865
General and administrative (1)	8,849	9,816	6,748
Total operating expenses	96,122	80,049	96,836
Operating income/(loss)	11,631	(11,981)	24,831
Interest income	1,739	1,371	1,763
Foreign currency exchange gain/(loss)(2)	2,387	(2,196)	6,136
Other income, net	4,216	8,735	3,427
Income/(loss) before income tax expenses	19,973	(4,071)	36,157
Income tax (benefit)/expenses	(1,357)	(213)	2,997
Net income/(loss)	21,330	(3,858)	33,160
Net income/(loss) attributable to Sogou Inc.	$21,330	$(3,858)	$33,160
Net income/(loss) attributable to ordinary shareholders	$21,330	$(3,858)	$33,160
Weighted average number of ordinary shares outstanding—basic	391,490	391,379	388,409
Weighted average number of ordinary shares outstanding—diluted	396,632	391,379	395,163
Net income/(loss) per ordinary share—basic	$0.05	$(0.01)	$0.09
Net income/(loss) per ordinary share—diluted	$0.05	$(0.01)	$0.08
Net income/(loss) per ADS—basic	$0.05	$(0.01)	$0.09
Net income/(loss) per ADS—diluted	$0.05	$(0.01)	$0.08

(1) Share-based compensation expense included in:
Cost of revenues	$127	$27	$263
Research and development	4,470	858	3,637
Sales and marketing	1,670	168	427
General and administrative	187	141	720
	$6,454	$1,194	$5,047

(2) Foreign currency exchange gain/(loss), mainly arising from our cross-border RMB-denominated intragroup loans, is a result of depreciation or appreciation of the RMB, respectively.

SOGOU INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2019	As of Dec. 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$184,427	$185,175
Short-term investments	948,289	851,327
Account and financing receivables, net	122,920	142,886
Prepaid and other current assets	24,552	40,122
Due from related parties	1,604	$2,608
Total current assets	1,281,792	1,222,118
Long-term investments, net	66,025	$63,305
Fixed assets, net	134,124	147,495
Goodwill	5,615	5,625
Intangible assets, net	1,379	1,349
Deferred tax assets, net	14,331	13,793
Other assets (1)	28,703	$9,159
Total assets	$1,531,969	1,462,844
LIABILITIES
Current liabilities:
Accounts payable	$176,765	$108,679
Accrued and other short term liabilities (1)	142,925	151,399
Receipts in advance	66,928	65,324
Accrued salary and benefits	21,649	32,079
Taxes payable	60,737	60,433
Due to related parties (1)	23,418	38,425
Total current liabilities	492,422	456,339
Long-term liabilities (1)	8,621	—
Total liabilities	$501,043	$456,339

SHAREHOLDERS’ EQUITY
Sogou Inc. shareholders’ equity	1,030,926	1,006,505
Total shareholders’ equity	1,030,926	1,006,505
Total liabilities and shareholders’ equity	$1,531,969	1,462,844

(1) The Company has adopted ASU No. 2016-02, ‘‘Leases” beginning January 1, 2019.  The only major impact of the standard is that assets and liabilities for leased office space with terms of more than 12 months are recognized beginning January 1, 2019. The impact as of June 30, 2019 is approximately $20.5 million for right-of-use assets, $11.6 million for current lease liabilities and $8.6 million for long-term lease liabilities.

SOGOU INC.

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Jun. 30, 2019			Three Months Ended Mar. 31, 2019			Three Months Ended Jun. 30, 2018
		Non-GAAP			Non-GAAP			Non-GAAP
	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP	GAAP	Adjustments(1)	Non-GAAP
Gross profit	$107,753	$127	$107,880	$68,068	$27	$68,095	$121,667	$263	$121,930

Gross margin	35%		36%	27%		27%	40%		40%

Operating expenses	$96,122	$(6,327)	$89,795	$80,049	$(1,167)	$78,882	$96,836	$(4,784)	$92,052

Operating income/(loss)	$11,631	$6,454	$18,085	$(11,981)	$1,194	$(10,787)	$24,831	$5,047	$29,878

Operating margin	4%		6%	-5%		-4%	8%		10%

Income tax (benefit)/expenses	$(1,357)	$	$(1,357)	$(213)	$	$(213)	$2,997	$	$2,997

Net income/(loss)	$21,330	$6,454	$27,784	$(3,858)	$1,194	$(2,664)	$33,160	$5,047	$38,207

Net income/(loss) attributable to Sogou Inc.	$21,330	$6,454	$27,784	$(3,858)	$1,194	$(2,664)	$33,160	$5,047	$38,207

Net margin attributable to Sogou Inc.	7%		9%	-2%		-1%	11%		13%

(1) To exclude share-based compensation expense. This non-GAAP adjustment does not have an impact on income tax expense.

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